UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

28 January 2013

Commission File Number: 001-10691

DIAGEO plc

(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

28 January 2013

Diageo reaches agreement to form a 50:50 joint venture in respect of United National Breweries’ traditional sorghum beer business in South Africa

On 9 November 2012, Diageo and Dr Mallya announced they had entered into a memorandum of understanding under which they would form a 50:50 joint venture, which would own United National Breweries’ traditional sorghum beer business in South Africa.

Further to this announcement, Diageo today announces that it has entered into an agreement to acquire a 50% interest in the company which owns United National Breweries’ traditional sorghum beer business in South Africa. The remaining 50% will be held by a company affiliated to Dr Mallya. Diageo will acquire its 50% interest for $36 million (approximately £23 million), subject to customary adjustments. The transaction is conditional on (among other things) consent from the South African competition authority and is expected to complete in the first half of this year.

-ENDS-

For further information:

Media relations
Victoria Ward	+44 (0)20 8978 4353
Rowan Pearman	+44 (0)20 8978 4751
Jessica Rouleau	+44 (0)20 8978 4764
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Investor relations
Agnes Bota	+36 1 580 1022
Angela Ryker Gallagher	+44 (0)20 8978 4911
Sarah Paul	+44 (0)20 8978 4326

About Diageo

Diageo is the world's leading premium drinks business with an outstanding collection of beverage alcohol brands across spirits, beer and wine categories. These brands include Johnnie Walker, Crown Royal, JεB, Buchanan’s, Windsor and Bushmills whiskies, Smirnoff, Cîroc and Ketel One vodkas, Captain Morgan, Baileys, Jose Cuervo, Tanqueray and Guinness.

Diageo is a global company, with its products sold in more than 180 countries around the world. The company is listed on both the New York Stock Exchange (DEO) and the London Stock Exchange (DGE). For more information about Diageo, its people and its brands, visit Error! Hyperlink reference not valid.. For Diageo’s global resource that promotes responsible drinking through the sharing of best practice tools, information and initiatives, visit Error! Hyperlink reference not valid..

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Cautionary Note Regarding Forward-Looking Statements

This announcement contains certain forward-looking statements relating to the plans and objectives of Diageo.  These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts.  Forward-looking statements often use words such as "anticipate", "target", "expect", "estimate", "intend", "plan", "goal", "believe", "hope", "aims", "continue", "will", "may", "should", "would", "could", or other words of similar meaning.  These statements are based on assumptions and assessments made by Diageo in light of their experience and their perception of historical trends, current conditions, future developments and other factors they believe appropriate.  By their nature, forward-looking statements involve risk and uncertainty, because they relate to events and depend on circumstances that will occur in the future and circumstances could cause actual results and developments to differ materially from those expressed in or implied by such forward-looking statements.  Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and you are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this document.  Diageo assumes no obligation to update or correct the information contained in this announcement (whether as a result of new information, future events or otherwise), except as required by applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc
(Registrant)

Date: 28 January 2013	By:	/s/ J Nicholls
Name: J Nicholls
Title: Deputy Company Secretary